FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about January 10, 2008

Item 3.	News Release

On January 10, 2008, Trans-Orient issued a press release relating to the material change report. The press release was distributed through CNW.

Item 4.	Summary of Material Change

January 10, 2008, Trans-Orient announced the appointment of Mr. Garth Johnson as President of the Company. Mr. Peter Loretto has resigned as President. In addition, the Company’s directors have approved the granting of stock options for the purchase of up to 3,000,000 common shares.

Item 5.	Full Description of Material Change

January 10, 2008, Trans-Orient announced the appointment of Mr. Garth Johnson as President of the Company. To facilitate this appointment, Mr. Peter Loretto has resigned as President, retaining his leadership role as Chief Executive Officer and a director of the Company.

To ensure that Trans-Orient’s executives and others concerned have long-term incentives the Company’s directors have approved the granting of stock options for the purchase of up to 3,000,000 common shares, exercisable for five years at a price of US$0.70 per share. These stock options will vest 12.5% 12 months from the date of grant; the remaining options will vest at the rate of 12.5% every six months thereafter.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of Trans-Orient is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Peter Loretto, Chief Executive Officer (604) 682-6496

Item 9.	Date of Report

January 10, 2008